EXHIBIT 4.67

ENGLISH SUMMARY OF VERBAL Commercial Partnership (cross canal) Agreement between CDISCOUNT S.A. (“CDISCOUNT”) and Distribution Leader Price (“DLP”) acting for itself and In the name and on behalf of entities running supermarkets in metropolitan France under the brand “Leader Price” (the “Network” and together with the DLP the “Partner”)

Parties: Cdiscount and DLP which is represented by FRANPRIX LEADER PRICE HOLDING (each a “Party” and collectively the “Parties”)

Date: Retroactively takes effect on January 1, 2015.

Background: Within the scope of its development strategy and for the purpose of winning additional market shares, the Partner has decided to enter the non-food distribution market and has therefore become interested in benefiting from the discount “price image” of CDISCOUNT and to have its support.

For this purpose, CDISCOUNT and DLP, which is represented by FRANPRIX LEADER PRICE HOLDING, have signed on March 27, 2015, an “agreement on the use of the CDISCOUNT brand” that regulates the terms and conditions according to which CDISCOUNT accepts to make the Network profit from its brand image.

The Parties have expressed their wish to formalize their agreement on the operational and financial aspects of the obligations (in terms of supply of products, transportation of products and after-sale services) that derive from the commercial partnership started on January 1, 2015.

Summary of Major Terms:

ARTICLE 1: PURPOSE OF AGREEMENT

The current agreement aims at setting the terms and conditions that governs the obligations of both Parties for the purpose of implementing the commercial partnership as it is presented in the article 3 of the current provisions.

ARTICLE 2: DURATION:

The current agreement retroactively came into effect on January 1st, 2015.

Subject to the provisions of article 6, the agreement will remain operative for an unlimited term.

ARTICLE 3: PRESENTATION OF THE COMMERCIAL PARTNERSHIP

In a general way, the commercial partnership between the Parties consists of the following terms:

-For CDISCOUNT in supplying the Network under the conditions of the article 4, with products chosen in coordination with DLP beforehand, according to the summary of “products” given by DLP to CDISCOUNT.

At the day of entry into this agreement, the summary of “products” given by DLP to CDISCOUNT includes the following cumulative characteristics:

oproducts known as “general public”;

oof less than 30 kilos or of a small size;

othe resale price of which is set by the Partner, inclusive of tax, will be inferior to sixty-nine euros (€69,00).

The products will be referred to in the following as the “Products”.

The briefing given by DLP to CDISCOUNT can evolve in time, on the simple request of DLP.

-For the Network, in reselling of products to its clients, in dedicated spaces set to the colors of CDISCOUNT, during the commercial operations scheduled by the Network.

The rights and obligations of each one of the Parties related to the realization of their commercial partnership are detailed thereafter.

ARTICLE 4: THE PARTIES’ OBLIGATIONS

4.1. Supply of Products by CDISCOUNT

4.1.1. Choice and Order of the Products

CDISCOUNT commits to supply the Network of the Products ordered by DLP.

For this purpose, CDISCOUNT will propose to DLP once (1) every fifteen (15) days or on any other periodicity agreed on by the Parties regarding the commercial strategy of DLP a catalogue of Products among which DLP will choose the references of Products that the Network will offer to its clients within the scope of the commercial operations scheduled by DLP.

DLP will transmit by e-mail the (i) list of the chosen Products to CDISCOUNT and (ii) the quantities wanted for the scheduled commercial operations. It is expressly agreed that the choice made by DLP and transmitted to CDISCOUNT is firm and final. DLP acknowledges and accepts it expressly.

DLP commits to formalize its order by transmitting an order form to CDISCOUNT including the references of the Products and the quantities chosen within a period of three (3) weeks after the communication of these elements to CDISCOUNT. Said order form will also indicate the place of delivery agreed and specified as provided in article 4.1.2.1 below.

If it expresses its wish to change the characteristics of its order before transmitting the order form to (in particular, modifying the quantities of the Products chosen), DLP will expressly make a request to CDISCOUNT which will do its best to favorably answer it.

The Parties have set the minimum quantity of an order at nine hundred (900) parcels, taking all Products together. The minimum number of parcels is determined according to the number of supermarkets working under the brand “Leader Price” concerned by the commercial operation. This minimal number may evolve over time, if the Parties agree on it.

 4.1.2. Transportation and receipt of Products

4.1.2.1. CDISCOUNT commits to delivering and/or having the Products delivered to the place specified in the order form issued by DLP.

The places where the Products are delivered agreed on by the Parties are the following:

ENTREPOT GRETZ	ENTREPOT BOUFFERE

Route de Presle en Brie	Parc Vendée Sud Loire 2

7220 GRETS ARMAINVILLIERS	ZAC Le Fléchet et la Morinière

85600 BOUFFIERE

ENTREPOT SAUVIAN	ENTREPOT CNP

ZAC de la porte de Sauvian	29 Rue de l’industrie

34410 SAUVIAN	76120 LE GRAND QUEVILLY

DLP commits to transmit to CDISCOUNT the operating guidelines of these four (4) logistic platforms (opening hours and days, the necessity of taking in advance an appointment for delivery etc.) as well as instruction of quality, hygiene, security and environmental protection that DLP wishes to see implemented at these places by the provider(s) of CDISCOUNT in charge of transportation and delivery of Products. Likewise, DLP will transmit to CDISCOUNT, immediately, any amendment of the said guidelines.

4.1.2.2 CDISCOUNT commits to giving to its transporters the Products in such way that they are suitably identified, conditioned, packed and labelled according to the common practice and standards applicable.

When receiving the Products at its platforms, DLP will control the quantity and quality of the parcels. If necessary, DLP will express its reserves on the transportation/delivery order.

If DLP expresses reserves, DLP commits to (i) systematically and immediately notify CDISCOUNT by e-mail about these reserves, (ii) systematically transmit the said transportation/delivery order to CDISCOUNT within twenty-four (24) hours and (iii) store the parcels that is subject to a reserve in a safe and close place until a resolution or a restitution.

DLP will file all the transportation/delivery orders (subject or not to reserves) for one (1) year. If CDISCOUNT requests it, DLP will transmit the transportation/delivery order to CDISCOUNT by electronic mail.

4.1.2.3 DLP shall be responsible for the transportation of the Products to the stores running supermarkets under the brand “Leader Price” in Metropolitan France.

4.2 Commercialization of Products by the Network

4.2.1 The Network will commercialize the Products bought from CDISCOUNT to the clients, in its stores.

As a reminder, in application of the provisions of article 3 of the “agreement on the use of CDISCOUNT brand” signed on March 27, 2015 between DLP, represented by FRANPRIX LEADER PRICE HOLDING and CDISCOUNT, the Partner shall be responsible for the implementation, the running and the supply of the dedicated spaces set to the color of CDISCOUNT established in the stores of the Network, CDISCOUNT cannot be held accountable for it.

4.2.2 The current contract does not give to the Network any exclusivity to commercialize the Products.

4.2.3 The Partner commits not to modify in any kind to the Products which are the subject matter of the agreement, before commercializing them.

4.2.4. As expressly agreed on between the Parties, DLP is bound to buy the Products from CDISCOUNT, in order to resell them exclusively to clients of the Network at its exclusive own risk.

The Partner acts consequently in a private capacity and does not act as a proxy or as an agent of CDISCOUNT. Therefore, the Partner shall be responsible for the collection of amounts of money from its clients and for their possible insolvency. The Partner renounces in advance to the right to oppose to CDISCOUNT the non-payment or partial payment of the amounts due by its clients.

 4.2.5. The Products are considered as sold by CDISCOUNT to DLP with a reserve that expressly subordinates the transfer of property to the full and effective payment of their prices.

The provisions above do not hinder the transfer of the risks, losses or deteriorations of the Products subject to property reserve to DLP as from their reception at the platforms.

In the case of a garnishment or any other intervention of third parties on the products, the Partner shall to immediately inform CDISCOUNT so that CDISCOUNT can oppose it and protect its rights.

Moreover, the Partner shall not pledge or transfer for free the ownership of the Products.

4.3 Customer service

The Customer service (below “CS”) of the Products commercialized by DLP within the current agreement will be provided within two (2) ways, according to the Products in question:

-For the Products with a CS offered directly by the brand/supplier of CDISCOUNT:

For every order of Products placed by DLP, CDISCOUNT will identify the Products benefiting from a CS offered by the brand/supplier as well as the addresses and phone numbers of the brand/supplier. Whenever a client of the Network encounters a problem with the Product in question, the NETWORK will transmit to them the addresses and phone numbers of the brand/supplier on its request.

-For the other Products:

The Parties have expressly agreed that the Network shall be responsible for the CS of faulty Products if the CS is not offered by the brand/supplier. As such, the Network will replace the faulty Product and/or refund the customer for the said Product.

A product is regarded as “faulty” if it reaches a level of dysfunction which means a defectiveness, a non-compliance to the explanatory leaflet given by CDISCOUNT to the Network (on the basis of the explanatory leaflet given by the supplier to CDISCOUNT) or to the destination as well as any other disclosure of latent defects.

The commercial conditions related to this way of managing the CS that were negotiated by the Parties are provided in article 5 below.

4.4. Communication

In application of the provisions of article 3 of the “agreement of the use of CDISCOUNT brand” signed on March 27, 2015 between DLP, represented by FRANPRIX LEADER PRICE HOLDING, the Partner has the right to use the brand of CDISCOUNT for the purpose of the insertion on promotional catalogues distributed by the Network to its clients and to the public of one or more promotional images with the colors of CDISCOUNT, and to that end:

-DLP will entirely take charge of the possible fees of agencies related to creating the content of the promotional catalogues.

-DLP will submit, beforehand, to CDISCOUNT, in order to expressly obtain its approval, any creation inserted onto the distributed promotional catalogues as far as these creations do not consist in the reproduction of elements of intellectual property reserved to CDISCOUNT that

CDISCOUNT would have transmitted beforehand to DLP (logo, graphic chart, if need be a publicity insert, etc.).

ATICLE 5. FINANCIAL EFFECT

5.1. Amounts

5.1.1. Products Supply

The price of the Products supplied by CDISCOUNT to DLP, called “TP” or “Transfer Price”, will be calculated according to the volume of purchases made by DLP in the overall volume of purchases of non-food products by CDISCOUNT (all companies that are directly or indirectly affiliated to CDISCOUNT are included) and DLP.

Therefore:

-If the share of purchases of DLP in the overall volume of non-food products purchases by CDISCOUNT (all companies that are directly or indirectly affiliated to CDISCOUNT included) and DLP is strictly superior to 35%, then the TP will be equal to the Effective Purchase Price;

-If the share of purchases of DLP in the overall volume of non-food products purchases by CDISCOUNT (all companies that are directly or indirectly affiliated to CDISCOUNT included) and DLP is between 20% and 35%, then the TP will be equal to the Effective Purchase Price increased by 0,7%; and

-If the share of purchases of DLP in the overall volume of non-food products purchases by CDISCOUNT (all companies that are directly or indirectly affiliated to CDISCOUNT are included) and DLP is strictly inferior to 20%, then the TP will be equal to the Effective Purchase Price increased by 1,5%.

Within this article, the “Effective Purchase Price” refers to the net unit pre-tax price that appears on the purchase invoice, (i) increased by transportation fees that may be invoiced by the supplier to CDISCOUNT and (ii) decreased by the total amount of financial inducements granted by the supplier to CDISCOUNT and included in the annual framework agreement signed between that supplier and CDISCOUNT and included in the annual framework agreement at the date of its signature (3x net).

For the sake of precision, it is stated that:

-The transportation fees will be invoiced to DLP by CDISCOUNT according to the “market price” taking into account the market conditions that will be observed during the same reference period for the same kind of provisions from external suppliers. Consequently, the transportation fees will be invoiced to DLP on an estimated basis fixed by CDISCOUNT in relation to the order placed by DLP. At the end of every quarter, an adjustment is to be operated when the transportation price will be effectively known;

-If the compensation is not acquired at the date when CDISCOUNT invoices DLP, the discount rate of the price taken into consideration will be recorded by CDISCOUNT at the said date of invoicing. Regularization is to be made according to the conditions effectively acquired at the end of year N, at the latest on March 31, N+1.

Additionally, DLP and CDISCOUNT agree that all the financial inducements that are not mentioned in the annual framework signed between the supplier and CDISCOUNT, such as the commercial cooperation or the “other obligations” as well as the operations of power of attorney will be retroceded to DLP if and only if DLP is concerned by the said financial inducements, these amounts are to be calculated and retroceded to DLP in compliance with the above-mentioned methods of calculation, according to the reserves recorded by CDISCONT and at latest on March 31, N+1.

5.1.2. Fees for the preparation of orders:

The fees for the preparation of the orders including the preparation the Products that are to be transported into pallets, their identification, conditioning, packaging, marking, labelling in compliance with the common practice and standards applicable and their loading are invoiced to DLP by CDISCOUNT according to market price, taking into account the market conditions observed during the same reference period for the same kind of provisions from external suppliers.

5.1.3 Use of the brand CDISCOUNT for the purpose of marketing the Products and communication

The financial terms related to the use of the CDISCOUNT brand for the purpose of marketing the Products and communication are governed by article 5 of the “agreement on the use of CDISCOUNT brand image” signed on March 27, 2015 between FRANPRIX LEADER PRICE HOLDING, acting in the name and on the count of DLP and CDISCOUNT.

5.1.4 Management of CS:

In compensation of the Network taking charge of the CS of faulty Products, CDISCOUNT commits itself to paying DLP every quarter, as guarantee buyback, an amount equal to:

(Y)% of quarterly net pre-tax turnover made on the Products by CDISCOUNT with DLP

In which:

(Y)= the rate of guarantee buyback

The rate of guarantee buyback is calculated by CDISCOUNT for every Product and/or for every category of Product according to a “client return rate to CDISCOUNT.” The client return rate to CDISCOUNT is the ratio, expressed in percentage, at a T moment, between the number of faulty Products sent back to CDISCOUNT by clients and the total number of Products sold by CDISCOUNT over the past 12 months.

5.2 Invoicing and terms of payment

5.2.1 Invoicing and terms of payment in relation to the amounts provided for in article 5.1.1

CDISCOUNT shall produce invoices, all tax included, at the time of each delivery of Products. DLP will pay such invoices prior to the end of the month occurring forty-five (45) days as from the issuance.

The invoices that CDISCOUNT transmits to DLP will be submitted to regularization:

•at the end of every quarter regarding the Product transporting fees;

•at the end of the year and at the latest on March 31 N+1, regarding the financial inducements granted by a supplier to CDISCOUNT in the annual framework agreement signed between that supplier and CDISCOUNT that were not accrued at the time of invoicing of DLP by CDISCOUNT;

•at the latest on March 31 N+1, regarding the other financial inducements not provided for in the annual framework agreement signed between the supplier and CDISCOUNT and that would be passed on to DLP as far as DLP is concerned by such financial inducements.

5.2.2 Invoicing and terms of payment in relation to the amounts provided for in article 5.1.2

As a reminder, the fees for the preparation of orders provided for in Article 5.1.2 shall be invoiced by CDISCOUNT to DLP at market price, taking into account the market conditions observed during the same reference period for the same kind of provisions from external suppliers.

The Parties have agreed that the fees for the preparation of orders will be invoiced to DLP at the end of every quarter.

DLP will pay such invoices prior to the end of the month occurring forty-five (45) days as from the issuance.

5.2.3 Invoicing and terms of payment in relation to the amounts provided for in article 5.1.4

CDISCOUNT shall provide to DLP, at the end of every quarter and at the latest the fifth (5th) day of the month following such end of quarter, a complete statement including the “client return rates to CDISCOUNT” for every Product commercialized during such quarter as well as the amount of the guarantee buyback.

DLP shall produce an invoice on the basis of such statement and CDISCOUNT will pay such invoice prior to the end of the month occurring forty-five (45) days as from the issuance.

5.3 Late payment

Every undisputed amount that is not paid within the agreed time limit will be increased by the delay interest rate equal to three (3) times the legal rate, calculated by day of delay as from the due date of payment until the date of the effective payment.

Moreover, every delay in payment will give rise, in accordance with article L. 441.6 of the Commercial Code, to the implementation of a fixed compensation, the amount of which is determined in compliance with the article D. 441-5 of the Commercial Code. If the amount proves to be insufficient to compensate the collection charges, CDISCOUNT will be able to recover complementary compensation provided it justifies the additional fees effectively incurred in the collection of the relevant amounts.

ARTICLE 6. ANTICIPATED TERMINATION

6.1. Termination for breach

Because of a breach of any of its contractual obligations by CDISCOUNT or its Partner, CDISCOUNT and the Partner will meet in a maximum period of ten (10) working days to find an out-of-court settlement to the disagreement opposing them.

On the expiry of the period and if it is impossible for CDISCOUNT or the Partner to find an out-of-court settlement to their disagreement, the Parties agree that the agreement can be terminated automatically by the wronged Party, after sending to the other Party a well-founded registered letter with acknowledgement of receipt.

The provisions above apply without prejudice to the damages and interests that may be claimed to the defaulting Party by the Party claiming non-fulfillment or substantially incomplete fulfillment of the agreement.

6.2. Other cases for anticipated termination

6.2.1. In the case of a safeguard procedure or a recovery plan or a winding up by decision of court of one or the other of the Parties, the agreement is terminated by all rights after a final demand of taking part in fulfillment of the agreement sent by one Party to the legal administrator of the Party undergoing the safeguard procedure or the recovery plan or the winding up by decision of if such demand is left unanswered within one (1) month in compliance with the provisions of article L. 622.13 of the Commercial Code.

6.2.2. The Parties have expressly agreed that if any of the Parties was directly or indirectly taken over by a competitor of the other Party, the agreement may be terminated by the latter, without notice.

6.3. Consequences of termination

In the case of the termination of the current contract, the Parties have agreed to end their relationship by immediately issuing invoices that were to be issued at the date of terminating the agreement and/or by immediately paying all the unpaid invoices.

Each Party commits itself to return to the other Party all the documents, pieces of information that had been transmitted to it for the purpose of fulfilling the current agreement.

It is specified that the termination of the current agreement will not lead to the immediate or automatic termination of the “agreement on the use of CDISCOUNT brand” signed on March 27, 2015 between DLP, represented by FRANPRIX LEADER PRICE HOLDING and CDISCOUNT. The said “agreement on the use of CDISCOUNT brand” and the present agreement are independent from one another.

ARTICLE 7. CONFIDENTIALITY

The Parties commit themselves to regard as confidential and to keep as such the information transmitted by one Party or the other as well as the information that they may had directly or indirectly, access to, through the fulfillment of the agreement, regardless of the way, and/or the support of the disclosure or the knowledge of the information (hereafter, the “Confidential Information”).

The Confidential Information includes in particular the agreement and any other piece of technical, financial, economic, commercial or legal piece of information as well as any information related to the Parties, as the case may be, their clients.

The Parties commit to treat any Confidential Information exchanged as carefully as if it was their own Confidential Information, refraining from disclosing in whatever form in whatever capacity at to whoever person, and therefore commit to take all the necessary measures with their staff and/or any participants whether temporarily or permanently assisting the relevant Party.

The parties commit themselves, within a maximum period of fifteen (15) days after the termination of the agreement, for whatever reason, to restore all the documents that have been transmitted to them by the other Party when signing or executing the agreement.

It is expressly agreed that the present article shall remain valid even after the expiration or the termination, whatever the cause may be, of the present agreement.

Confidentiality does not apply to the information that:

•is known by both Parties and that they are able to prove that they became aware of by themselves or through a third party before the date of signing the agreement;

•is in or has come into the public domain during the course of the agreement otherwise than by the actions or the omissions of one of the Parties and/or their staff whatever their position, whether they are established or casual.

ARTICLE 8. FORCE MAJEURE

If one of the Parties invokes an event of force majeure (an unpredictable, unstoppable that prevents or makes it impossible to fulfill the agreement and that cannot be imputable to the Party that invokes it), this Party shall inform the other Party, by every possible written means, as soon as possible and within a maximum period of five (5) working days as from the occurrence of the event, with a very detailed description of it.

The Party that invokes the event shall inform the other Party of the end of the event within the same period.

The Parties that invokes the force majeure shall resort to all possible means to prevent or dismiss the “reasons” for the delay and shall fulfill its provisions within the best period, without any financial disadvantage to the other Party.

If the force majeure situation lasts more than thirty (30) working days or leads to a delay of more than thirty (30) working days, the Parties will meet to negotiate the conditions of the possible continuance of the current agreement. In such case, the Parties keep the right to terminate the current agreement after the negotiations if the Party that invokes the force majeure cannot prove its good faith.

ARTICLE9. ENTIRETY OF AGREEMENT

The current agreement cancels and replaces all the written and verbal agreements, handed or exchanged between the Parties previously to its signature and that have the same purpose, excluding the “agreement on the use of CDISCOUNT brand” signed on March 27, 2015 between DLP represented by FRANPRIX LEADER PRICE HOLDING and CDISCOUNT that remains in force and entirely applicable.

Each provision of the current agreement, including the preliminary report and its appendix, expresses all the obligations of the Parties and constitutes a decisive condition without which the Parties would have not contracted, without prejudice to the provisions below about the validity of the agreement.

Therefore, no indication or document can create any obligation as regards to the current provisions, unless it is an amendment signed by both Parties.

If there is any difficulty in the interpretation of the title of a provision in relation to the content of said provision, the title shall be deemed void.

ARTICLE 10. INTUITU PERSONAE/TRANSFER:

The current agreement is, as expressly agreed by the Parties, signed in view of the social structure and the personality of the shareholders and the managers of the Parties.

Consequently, none of the Parties has the right to transfer the rights and obligations that are defined in the current provisions to any third party, not even for a short time, in any form, in particular through a contribution to a company, or as a business transfer, or lease-management agreement or a contract transfer unless the other Party expressly gives its written consent beforehand.

ARTICLE 11. PARTIAL NON-VALIDITY

If one or several of the current provisions are held as non-valid by a law or a regulation, or are found to be so by a final decision, they shall be deemed unwritten and the other provisions shall remain in force.

ARTICLE 12. NON RENUNCIATION

If one of the Parties does not demand the application of whatever provision of the current agreement, whether it is temporarily or permanently, this shall not be considered a renunciation to its rights resulting from the said provision.

ARTICLE 13. APPLICABLE LAW

The current agreement is governed by French law, which the Parties have expressed their wish to refer to. French law is therefore the only applicable law notwithstanding any rule of conflict that may apply.

ARITCLE 14. ATTRIBUTION OF JURISDICTION

Any dispute related to the existence, the validity, the interpretation, the fulfillment or the termination of the current agreement that the parties were not able to settle out of court following request of one of the Parties towards the other shall be solely within the jurisdiction of the competent courts of Paris.